Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SURFACE DRILLING CONTINUES TO INTERSECT HIGH-GRADE MINERALIZATION
AT SILVERMEX’S LA GUITARRA PROJECT

Vancouver, BC, Canada – March 26, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces surface drill results from its producing La Guitarra property, located in the Temascaltepec Mining District, in the State of Mexico. To the end of January 2012, 59 holes had been completed totaling 7,633 m in 2011 and 2,290 m in January 2012 for a total of 9,923 m of the originally programmed 7,500 m surface diamond drilling program announced in September 2011. Assay results have been received for 40 of those completed holes, eight of which were announced in November 2011. Thirty-two additional holes are presented below in Table B.

Drilling was completed in the Coloso area, located to northwest of the producing La Guitarra mine. Highlights of the drill results include:

Table A. Drilling Highlights

Drill Hole No.	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	AgEQ (g/t)
CO-20	70.50	72.76	2.26	1.92	6.967	434.37	824.51
including	70.50	71.35	0.85	0.68	9.931	541.00	1097.08
CO-28	75.95	78.91	2.96	2.82	6.771	428.19	807.38
including	76.95	77.95	1.00	0.90	12.100	744.00	1421.60
CO-43	138.50	142.35	3.85	2.57	0.735	590.62	631.77
including	141.10	142.10	1.00	0.71	1.530	1855.00	1940.68
CO-46	63.56	65.50	1.94	0.85	0.669	266.55	304.00
CO-46	63.56	64.50	0.94	0.41	1.040	415.00	473.24
CO-39	98.50	99.10	0.60	0.46	0.530	894.00	923.68

* AgEQ – silver equivalent based on trailing $1,456/oz Au and $26/oz Ag (56:1 ratio)

The Coloso area consists of three main areas of interest. The first area of interest is located at the southeast end of the Coloso area and represents three structures: the Jessica Vein, Jessica Hanging Wall (“HW”) Vein and the Joya Larga Vein. A total of 37 drill holes were completed in 2011 in this area. The results of 14 drill holes not previously reported are listed in Table A. The remaining holes are awaiting results from the laboratory. The Jessica structures and the Joya Larga structures are parallel in strike, approximately 50 m apart on surface, and dip in opposite directions. The Jessica and Joya Larga structures are projected to intersect at approximately 250 to 300 m below surface. Drilling has identified approximately 400 m of strike length of significant mineralization on the Main Jessica Vein, 250 m on the Jessica HW Vein and 300 m on the Joya Larga Vein. Undiluted width of the Main Jessica Vein is approximately 1.3 m. The Jessica HW Vein has an average width of approximately 1.0 m, while Joya Larga is narrower at approximately 0.7 m of mineralized structure. The Jessica Main Vein is still open to the southeast and at depth.

Table B: Temascaltepec Surface Drill Results

Drill Hole No.	From (m)	To (m)	Interval Length(m)	True Width (m)	Au (g/t)	Ag (g/t)	AgEQ (g/t)
CO-20	70.50	72.76	2.26	1.92	6.967	434.37	824.51
including	70.50	71.35	0.85	0.68	9.931	541.00	1097.08
CO-20	116.10	117.92	1.82	1.55	0.428	87.63	111.61
CO-22	85.66	89.00	3.34	1.87	0.092	12.40	17.55
CO-24	59.00	59.20	0.20	0.14	0.320	61.00	78.92
CO-25	58.60	60.10	1.50	1.12	0.125	8.17	15.19
CO-26	193.00	194.00	1.00	0.90	0.070	87.00	90.92
CO-27	27.31	28.00	0.69	0.40	0.159	9.00	17.96
CO-28	75.95	78.91	2.96	2.82	6.771	428.19	807.38
including	76.95	77.95	1.00	0.90	12.100	744.00	1421.60
including	133.50	133.90	0.40	0.38	0.840	140.00	187.04
CO-41	47.50	50.70	3.20	2.69	0.487	178.38	205.64
CO-42	52.25	52.90	0.65	0.55	0.429	53.00	77.08
CO-42	108.10	111.60	3.50	2.97	1.581	108.29	196.85
CO-43	138.50	142.35	3.85	2.57	0.735	590.62	631.77
including	141.10	142.10	1.00	0.71	1.530	1855.00	1940.68
CO-44	60.47	61.50	1.03	0.31	0.790	125.00	169.24
CO-45	87.70	88.70	1.00	0.31	0.630	93.00	128.28
CO-45	177.80	178.10	0.30	0.24	0.030	11.00	12.74
CO-45	220.00	220.60	0.60	0.47	1.850	51.00	154.60
CO-46	63.56	65.50	1.94	0.85	0.669	266.55	304.00
including	63.56	64.50	0.94	0.41	1.040	415.00	473.24
including	218.05	219.05	1.00	0.11	0.260	19.00	33.56
CO-47	121.10	121.72	0.62	0.30	0.731	300.00	340.88
CO-47	218.25	218.40	0.15	0.12	0.080	8.00	12.43
CO-47	248.00	250.00	2.00	1.58	0.071	129.50	133.45
CO-29	90.30	90.60	0.30	0.27	0.043	2.50	4.85
CO-30	91.50	91.87	0.37	0.33	0.027	2.50	4.01
CO-31	83.20	84.50	1.30	1.16	0.009	2.50	3.00
CO-32	77.60	79.00	1.40	1.26	0.130	2.50	9.78
CO-33	46.40	48.00	1.60	1.12	0.036	2.50	4.52
CO-34	46.50	46.80	0.30	0.24	0.047	2.50	5.08
CO-35	51.00	52.20	1.20	0.98	0.075	43.00	47.20
CO-37	73.10	74.30	1.20	0.96	0.170	46.00	55.52
CO-38	84.50	85.50	1.00	0.80	0.237	99.00	112.27
CO-39	98.50	99.10	0.60	0.46	0.530	894.00	923.68
CO-40	47.00	48.50	1.50	1.32	0.493	69.00	96.63
NA-20	117.80	118.80	1.00	0.86	0.051	6.00	8.86
NA-21	66.61	68.94	2.33	1.99	0.010	78.59	79.15
NA-21	125.70	127.60	1.90	1.28	0.125	11.00	18.00
NA-22	105.25	107.35	2.10	1.83	0.059	4.82	8.10
NA-23	20.50	20.80	0.30	0.29	0.007	113.00	113.45
NA-23	83.75	85.35	1.60	1.53	0.236	148.88	162.11
NA-24	46.70	48.46	1.76	1.57	0.002	64.00	64.14
NA-25	58.51	59.51	1.00	0.95	0.006	66.00	66.34
NA-25	114.00	114.40	0.40	0.38	0.005	9.00	9.34

* AgEQ – silver equivalent based on trailing $1,456/oz Au and $26/oz Ag (56:1 ratio)

The second area of interest in the Coloso area is the Nazareno structure located approximately 500 m to the southwest of and parallel to the Jessica/Joya Larga zone. Drilling by Silvermex and previous operators has identified approximately 850 m of strike length of the Nazareno system in a main Nazareno Vein and two HW Veins with mineralization to a depth of approximately 150 m below surface. There have been a total of 18 holes drilled on the Nazareno structures since the beginning of the current drilling program. Average widths of the mineralized structures are approximately 1.5 m for the Main Vein and 1.1 m for the HW Veins. Results of that drilling are summarized in Table B.

The third area of interest tested by Silvermex in the current drill program is the Comales Vein, which has been identified by surface mapping and sampling. Initial drilling on the structure has confirmed the continuity and strength of the structure to the northwest. A total of 12 drill holes have been completed testing approximately 600 m of strike length. A surface access agreement was signed and exploration permits were received in February 2012 to continue with exploration to the northwest on the Comales Vein. A summary of the mineralized intersections is given in Table B.

The Coloso Area is projected to be one of three potential satellite production centers near to the Company's existing operation. The current drilling is a follow up to earlier drill programs totalling 16,093 m of drilling in 63 holes, which were successful in identifying these zones. The current program includes in-fill drilling and step-out drilling to test the extension of the structure along strike and at depth with the goal of defining sufficient resources to advance the area towards becoming a new production center for the company.

At this time the Company would also like to announce the departure of its VP of Exploration, Mr. Robert Fraser. Silvermex would like to thank Mr. Fraser for his hard work and dedication while operating as VP of Exploration for the Company and wishes him all the best in his future ventures.

All samples from the current diamond drill program were sent to ALS Laboratories' sample preparation facility in Guadalajara, Mexico with final analysis done at their facilities in Vancouver, BC. Certified standards, blanks and duplicate samples were inserted in every batch of 20 samples to ensure laboratory QA-QC performance. Assaying for gold and silver was by fire assay and other elements by four acid ICP-AES.

Pursuant to National Instrument 43-101, Douglas Blanchflower, P. Geo., Geological Consultant to Silvermex, is the Qualified Person (‘QP’) responsible for the disclosure in this news release.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”
Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

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This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.